UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **September 28, 2005**

FINANCIAL FEDERAL CORPORATION

(Exact name of Registrant as specified in its charter)

Nevada	**1-12006**	**88-0244792**
(State of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

733 Third Avenue, New York, New York 10017
(Address of principal executive offices) (Zip Code)

(212) 599-8000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   <u>Results of Operations and Financial Condition</u>

On September 28, 2005, Financial Federal Corporation issued a press release regarding its results for its fiscal year and quarter ended July 31, 2005 (Exhibit 99.1).

The information contained in this Form 8-K and the exhibits attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01   <u>Other Events</u>

On September 28, 2005, Financial Federal Corporation announced that its Board of Directors declared a quarterly dividend of $0.10 per share of common stock (Exhibit 99.2). The dividend is payable on October 31, 2005 to stockholders of record at the close of business on October 14, 2005. The dividend rate is the same as the prior quarter.

Item 9.01   <u>Financial Statements and Exhibits</u>

(C) Exhibits:

The following exhibits are filed herewith:

99.1   Press Release dated September 28, 2005 (earnings announcement)
99.2   Press Release dated September 28, 2005 (dividend declaration)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release dated September 28, 2005
99.2	Press Release dated September 28, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL FEDERAL CORPORATION
(Registrant)

By: /s/ Steven F. Groth
       Senior Vice President and
       Chief Financial Officer (Principal
       Financial Officer)

September 30, 2005
(Date)